Filed by Symmetricom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Datum, Inc.
Commission File No. 000-06272

Additional Information

Symmetricom and Datum will file with the SEC a proxy statement/ prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement/prospectus when it comes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom at 408-433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949-598-7500.

Except for the historical information contained herein the attached product information contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, and are subject to the Safe Harbor created by those sections. These forward-looking statements include statements as to the expected benefit of the anticipated combination of Symmetricom and Datum, and statements as to Symmetricom’s expectations regarding the continuation and development of its product lines. Symmetricom and Datum’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by forward-looking statements include, but are not limited to: the satisfaction of certain conditions to closing of the proposed acquisition; the ability to close the acquisition, and the ability to integrate Datum and its technology following the acquisition; customer acceptance of new products, customer delays in qualification of key new products; and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2001 and the report on Form 10-Q for the quarter ended March 31, 2002.

These forward-looking statements speak only as of the date hereof. Symmetricom and Datum disclaim any intention or obligation to update or revise any forward-looking statements.

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The following text will be provided to certain Symmetricom customers in connection with product support materials:

ANTICIPATED AVAILABILITY OF SUPPLY

The pending acquisition of Datum has not yet been completed, and until it is, Symmetricom and Datum continue to operate as separate independent companies. Under Symmetricom’s pre-merger integration planning, however, Symmetricom presently has no obsolesce plans for Datum or our PRS/SSU and network management product lines after completion of the acquisition. It is Symmetricom’s present intent to continue to evolve the overall product line and provide state of the art technology at the best possible price to its customers.

Historically, Symmetricom has discontinued products only when there is little demand for product. In the events of discontinuance Symmetricom provides a reasonable notice period and opportunity for customers to purchase end of life spares. In addition, Symmetricom works with its customers to recommend replacement products and to provide upgrade programs when a product is at end of life.

Symmetricom will also honor all extended support life commitments and warranty contracts for all customers as well.

For questions please contact your regional sales manager or local representative. Or come to our website www.symmetricom.com.

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